Mark P. Tanoury

+1 650 843 5016

tanourymp@cooley.com

July 1, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Ji Shin, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

RE:	Pure Storage, Inc.

Draft Registration Statement on Form S-1

Submitted May 15, 2015

CIK No. 0001474432

Ladies and Gentlemen:

On behalf of Pure Storage, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 11, 2015 with respect to the Company’s Registration Statement on Form S-1, confidentially submitted on May 15, 2015. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

General

1.	In April 2015, Reuters published a news article reporting that, according to people familiar with the matter, you asked investment banks Morgan Stanley, Goldman Sachs and Barclays Plc to lead an initial public offering, which could come later this year. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this information and outline the steps you have taken and procedures you have adopted to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the Company’s officers, directors, employees or representatives supplied any information relating to the proposed initial public offering that appears in the April 2015 article in Reuters. In addition, the Company has been advised by

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each member of the Company’s underwriting syndicate that they did not supply any information that appears in Reuters. The Company also notes that, as stated in the article, the Company, Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Barclays Plc declined to provide any comments to the author of the article.

The Company further respectfully advises the Staff that, prior to the selection of the members of its underwriting syndicate in March 2015, it instituted procedures designed to prevent any improper communications regarding the Company or the proposed offering. These procedures included: (i) management training by the Company’s outside legal counsel regarding the restrictions on corporate communications that apply to the Company while it is in registration, (ii) requiring each potential member of the Company’s underwriting syndicate to enter into a non-disclosure agreement and (iii) prohibiting any individual employed by or otherwise acting on the Company’s behalf to speak to any member of the press about the Company’s offering, the confidential submission of the Registration Statement or any other information about the proposed offering without first obtaining approval from the Company’s general counsel. In addition, the Company’s general counsel, in consultation with the Company’s outside legal counsel, reviews all outbound press releases and evaluates any proposed interviews or appearances. The Company has monitored and will continue to monitor compliance with these procedures throughout the initial public offering process.

2.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company respectfully acknowledges the Staff’s comment and will provide the price range when available.

3.	Please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company respectfully acknowledges the Staff’s comment and will provide copies of any artwork to the Staff under separate cover with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

4.	Please briefly identify who owns your Class B common stock on the prospectus cover page.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the prospectus cover page to disclose the percentage of voting power held by officers, directors and principal stockholders.

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5.	Please supplementally provide us with support for the following assertions. To the extent such assertions are management’s belief, please clarify.

•	Page 1:

•	“10X acceleration in business applications”

•	“industry-leading NetPromoter customer satisfaction survey results”

•	Page 3:

•	eliminate more than one year of cumulative application latency every month”

•	Page 56:

•	“a dramatically better customer experience at a lower overall cost”

•	Page 60:

•	“customers can save an average of more than $500,000 annually for every 250TB of tier-1 performance disk storage replaced with our storage platform”

The Company respectfully acknowledges the Staff’s comment and has provided support and background for the above assertions to the Staff under separate cover.

Prospectus Summary

Our Solution, page 3

6.	We note your statement that your platform enables customers to maintain continuous access to their data without a loss in performance, even in the event of hardware or software component failures or during upgrades. However, on page 11 you note that a disadvantage of all-flash storage is limited methods for data recovery and reduced performance gains. Please explain how data access is maintained and whether it is for all or a portion of the data.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) the methods for data recovery are more limited when comparing flash storage to hard disk drives, generally, rather than an all-flash array to a disk-based array, and (ii) performance gains from transitioning from a disk-based array to an all-flash array will not be as high for certain uses, such as when comparing a sequential workload, where data blocks are accessed in sequential fashion, to a random workload, where data blocks are accessed in random fashion. The Company further advises the Staff that, despite these limitations, and as further disclosed on page 62 of the Registration Statement, the Purity Operating Environment implements high availability, enabling the FlashArray to self heal in the face of hardware or software failures, and RAID-3D dual parity protection to

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ensure that flash device failures, latent bit errors or slow response within a particular flash device do not have an impact on the overall array. The Company has revised the disclosures on pages 3, 11 and 65 of the Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business and Industry, page 10

General

7.	We note your disclosure on page 65 of the Love Your Storage Guarantee that allows for a full refund in 30 days, as well as your statement on page 67 that customers may cancel or reschedule orders without penalty. Please tell us what consideration you have given to adding risk factor disclosure regarding your return and cancellation policies, and any impact they may have on your inventory and results of operation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 14 and 15 of the Registration Statement.

“We rely on a limited number of suppliers…,” page 18

8.	Please describe the material terms of agreements you have with single-source suppliers upon which you are substantially dependent and file the agreements as exhibits under Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s products have been designed to operate utilizing CPUs manufactured by Intel Corporation. These Intel CPUs are purchased either directly from Intel or through a reseller on a purchase order basis, and the Company does not have a procurement agreement in place with Intel or such resellers. The Company supplementally advises the Staff that it is not substantially dependent upon any other component supplier as such components are generally available from other sources. The Company has revised the disclosures on page 18 of the Registration Statement.

Industry and Other Data, page 33

9.	Please provide us with the relevant portions of each industry research report you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

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The Company respectfully acknowledges the Staff’s comment and has provided the Staff under separate cover the relevant portions of each industry report cited in the Registration Statement with such portions highlighted and marked in each report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

10.	We note you disclose your net losses for the fiscal years ended January 31, 2013, 2014, and 2015 at the top of page 42 and then discuss your intention to invest in research and development and expanding your sales and marketing functions. Please expand these disclosures to discuss how you believe these plans will impact liquidity and future profitability and when you believe you will become profitable. Similarly, for each of the factors you identified as affecting your performance on page 43, discuss how each factor will, or is reasonably likely to, have a material impact on your results of operation or liquidity. Refer to Section III.B. of SEC Release No. 33-8350, Item 303(A)(1) of Regulation S-K and Financial Reporting Release Section 501.03, Liquidity and Capital Resources.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42, 43 and 44 of the Registration Statement.

11.	We note on page F-28 that revenue generated from outside of the United States was approximately 23 percent of total revenue for the year ended January 31, 2015. We further note on page 10 that you intend to increase your international presence. Considering the current significance of, as well as your intention to grow, your international operations, please expand your disclosures here to address your existing operations outside of the United States, as well as your related expansion plans and the impact that expansion will have on the results of your operations and liquidity. Refer to Section III.B. of SEC Release No. 33-8350, Item 303(A)(1) of Regulation S-K and Financial Reporting Release Section 501.03, Liquidity and Capital Resources.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Registration Statement.

Our Business Model, page 42

12.	We note your disclosure of the additional dollars spent by your customer base in the subsequent twelve months following an initial purchase. Please tell us what consideration you gave to disclosing the percentage revenue from additional purchases for the periods presented. Also clarify whether that additional spending was subsequent period revenue from existing contracts or represent contract additions or renewals.

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The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 43 of the Registration Statement. The Company supplementally advises the Staff that the cohort analysis spans across multiple fiscal years and the cohort is not limited to a single fiscal year. The Company respectfully advises the Staff that the purpose of including the cohort analysis was to demonstrate instances of customer loyalty, rather than identifying a metric for repeat product purchases. The Company respectfully advises the Staff that the additional spending was from new product purchases and not from existing contracts or contract additions or renewals.

Business

Our Solution, page 60

13.	Please supplementally provide us with the Forrester Consulting study you commissioned. Also file a consent from Forrester Consulting as an exhibit to your registration statement. See Section 7(a) of the Securities Act.

The Company respectfully acknowledges the Staff’s comment, has provided a copy of the Forrester Consulting study to the Staff under separate cover and has submitted a consent from Forrester Consulting as Exhibit 99.1 to the Registration Statement.

Manufacturing, page 66

14.	Please advise whether you have any material agreements with Avnet, Inc. or Hon Hai Precision Industry Co., Ltd., known as Foxconn, upon which you are substantially dependent. If so, please file the appropriate agreements as exhibits under Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not substantially dependent on these contract manufacturers because each of them provides services that are currently available from other service providers without a material disruption to the Company’s business. The Company advises the Staff that the Company’s arrangements with Avnet, Inc. and Hon Hai Precision Industry Co., Ltd., known as Foxconn, as contract manufacturers only establish certain standard terms and conditions between the Company and the respective contract manufacturer, such as payment mechanics and timing terms, under which the Company’s products may be manufactured. However, the Company places orders with each contract manufacturer through individual purchase orders. These agreements do not obligate the manufacturer to manufacture any of the Company’s products, nor do they contain any commitment for the Company to purchase any minimum level of products from either of the contract manufacturers. Additionally, these are not

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exclusive arrangements, and the Company has the ability to manufacture its products at alternative contract manufacturers. Accordingly, the Company respectfully submits that these agreements are not material to an understanding of the Company’s business, taken as a whole, and are not agreements on which the Company’s business is substantially dependent. As such, the Company has concluded that these agreements do not constitute material contracts required to be described and filed as exhibits in accordance with Item 601(b)(10) of Regulation S-K. The Company has revised the disclosure on page 71 of the Registration Statement to further clarify the nature of these relationships.

Intellectual Property, page 67

15.	Please include information regarding the duration of such patents in your discussion of issued patents. See Item 101(c)(1)(iv) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Registration Statement.

Management

Non-Employee Director Compensation Policy, page 76

16.	Please revise to describe the material terms of the compensation policy you intend to adopt for non-employee directors.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends to adopt a non-employee director compensation policy following the initial public offering pursuant to terms that will be determined at a later date, and accordingly, the Company has revised the disclosure on page 80 of the Registration Statement.

Certain Relationships and Related Person Transactions, page 89

Investor Rights Agreement, page 90

17.	Please expand your discussion of the Investor Rights Agreement to provide the disclosure required by Item 404(a) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 of the Registration Statement.

Principal Stockholders, page 92

18.

We note the phrase “may be deemed to have shared voting and investment power” in footnotes (4), (5) (7), and (8). We also note the statement in footnote (11) that Mr. Speiser “may be deemed to share, with each of the other members of the

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Management Committee…voting and investment power over the shares” and your statement in footnote (12) that “RV IV LLC…may be deemed to have indirect beneficial ownership.…” Please provide us with a brief legal analysis in support of these statements. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that voting and dispositive decisions with respect to the securities held of record by Sutter Hill Ventures, L.P. (“Sutter Hill”) are made by the general partner of Sutter Hill Ventures, L.L.C. Pursuant to the operating agreement of Sutter Hill Ventures, L.L.C., voting and dispositive decisions with respect to the securities held by Sutter Hill are directed by a management committee comprised of six managing directors of Sutter Hill Ventures, L.L.C., which includes Mr. Speiser, referenced in footnote (11). In accordance with the customary practices of the management committee, voting and dispositive decisions are made by consensus of the management committee members. Rule 13d-3 under the Exchange Act provides that beneficial ownership includes, among other things, the shared power to direct the voting or disposition of a security. Therefore, the Company respectfully submits that it is appropriate to attribute beneficial ownership to Mr. Speiser.

The Company further advises the Staff that voting and dispositive decisions with respect to the securities held of record by Redpoint Ventures IV, L.P. are made by Redpoint Ventures IV, LLC, its general partner. Pursuant to the operating agreement of Redpoint Ventures IV, LLC, voting and dispositive decisions with respect to the securities held by Redpoint Ventures IV, L.P. are directed by the majority vote of the nine managers of Redpoint Ventures IV, LLC, which includes Mr. Dharmaraj, referenced in footnote (12). Therefore, the Company respectfully submits that it is appropriate to attribute beneficial ownership to Mr. Dharmaraj.

The Company further advises the Staff that with respect to securities held of record by entities affiliated with Greylock, pursuant to the operating agreements of Greylock XIII Limited Partnership (“Greylock XIII”) and Greylock XIII-A Limited Partnership (“Greylock XIII-A”), all control and management of the partnership business during its continuance and in liquidation and winding up shall be in the General Partner, Greylock XIII GP LLC (the “General Partner”). This includes all investment related decisions. All voting and dispositive decisions with respect to the securities held by Greylock XIII and Greylock XIII-A are made by consensus of the managing members of the General Partner. Mr. Aneel Bhusri is one of the managing members of the General Partner and therefore, the Company respectfully submits that it is appropriate to attribute beneficial ownership to Mr. Bhusri.

The Company further advises the Staff that Mr. Volpi does not hold voting or dispositive power over the securities held by the entities affiliated with Index Ventures; however, Mr. Volpi is involved in making investment recommendations to such entities. Therefore, the Company respectfully submits that it is appropriate to attribute beneficial ownership to Mr. Volpi. Accordingly, the Company has revised the disclosure on page 97 of the Registration Statement.

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Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.	You disclose that revenue is recognized when certain criteria are met. Please tell us and clarify your disclosures as to when these criteria are typically met specific to your product sales. In this regard, please clarify whether product revenue is recognized upon delivery to the channel partners, end user, or at some other point in the sales process.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, assuming all other revenue recognition criteria have been met, the Company typically recognizes product revenue upon shipment, as title and risk of loss are transferred to the channel partner at that time. The Company has revised the disclosures on pages 44, 56 and F-10 to clarify that products are typically shipped directly to the customers and that the Company’s channel partners do not stock inventory of the Company’s products.

20.	In addition, for each type of your product and services offerings disclosed on pages 62 through 65 under “Innovative Technology and Business Model” please tell us how your revenue recognition and related cost accounting policies disclose the significant accounting judgments associated with those offerings. For example, please advise us as to how your policies address what triggers and determines the recognition, timing, valuation and deferrals of significant revenues and costs among each of your various product and service arrangements. Refer to ASC 235-10-50-3 and SAB Topic 13. B.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its Purity Operating Environment is the embedded operating system software that is integrated into the FlashArray hardware, and is inclusive of key features like FlashReduce, FlashProtect, FlashRecover and FlashCare. This operating system software is developed specifically for the FlashArray hardware, therefore works solely with the FlashArray hardware and functions together with the hardware to deliver its essential functionality and is therefore considered one unit of accounting. Inventory costs related to the FlashArray hardware are expensed upon shipment.

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The Company respectfully refers the Staff to the disclosures on pages 44, 56, F-10 and F-11 that summarize the Company’s accounting policies related to the recognition, timing, valuation and deferral of its FlashArray hardware and Purity Operating Environment. The Company further refers the Staff to the response to Comment 19 regarding timing for revenue recognition.

The Company further advises the Staff that Pure1 Management and Support is a support service that is offered as part of the Company’s maintenance and support agreement. This support service includes three integrated modules – Pure1 Manage, Pure1 Connect and Pure1 Support. Customers that purchase maintenance and support would be entitled to the benefits of Pure1 Management and Support. Maintenance and support agreements include the right to receive unspecified software upgrades and enhancements on a when-and-if available basis, bug fixes, as well as parts replacement services related to the hardware. Revenue related to maintenance and support agreements are recognized ratably over the contractual term, which generally range from one to three years. Costs related to maintenance and support agreements are expensed as incurred.

The Company further refers the Staff to the revised disclosures on pages 56 and F-11, which summarize the accounting policies related to the recognition, timing, valuation and deferrals of the Company’s support revenue and related costs.

The Company further advises the Staff that customers who continually maintain active maintenance and support for three years are entitled to an included controller refresh with each additional three year maintenance and support renewal. Revenue will be recognized in accordance with the multiple-element arrangement accounting guidance under ASC 605-25-25-5 and cost of the controller refresh will be expensed to cost of revenue in the period when the controller refresh is shipped. The Company respectfully refers the Staff to its response to Comment 21 below.

The Company further advises the Staff that sales returns including returns under our Love Your Storage Guarantee program have been insignificant.

21.

We note that your service and maintenance agreements include the right to receive unspecified software upgrades and enhancements on a when-and-if-available basis, bug fixes, as well as parts replacement services related to the hardware. We also note on page 42 that your Forever Flash program provides your customers with an included controller refresh every three years as part of your maintenance and support agreements. It appears the controller refresh could be considered a specified upgrade that may need to be evaluated under the multiple element arrangement guidance. Please tell us what this

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controller refresh entails, whether it is considered a separate deliverable and a separate unit of accounting, and how you made such determination. If it is considered a separate unit of accounting, please tell us how it is accounted for in these arrangements. Refer to ASC 605-25-25-5.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Forever Flash program entails providing customers with new FlashArray controllers every three years. Under the Company’s Forever Flash program, customers who maintain active maintenance and support for three years are entitled to an included controller refresh, with each additional three year maintenance and support renewal. The controller refresh entails the delivery of a new controller (which is a hardware component in the Company’s FlashArray) to the customer. The Company has evaluated the Forever Flash program under the multiple element arrangement guidance and has concluded that the controller refresh represents an additional future deliverable that is a separate unit of accounting.

With respect to the Company’s consideration of whether the controller refresh is a separate deliverable, the Company considered the fact that the delivery of the controller in three years is explicitly referred to in its contractual agreement with the customers and the fact that the delivery of the controller requires a distinct action by the Company which includes incurring additional costs to procure the new controllers. Based on the above factors, the Company concluded that the controller is an additional deliverable in the arrangement.

With respect to the Company’s consideration of whether the controller refresh is a separate unit of accounting, the Company reviewed the guidance in ASC 605-25-25-5 to assess whether the controller refresh to be delivered under the Forever Flash program has standalone value. Based on the fact that the controller is a hardware component that is sold by other vendors and purchased by the Company, and given the fact that the delivery of the controller refresh is in the Company’s control and considered probable, the Company has concluded that the controller refresh has standalone value. Based on the above factors, the Company concluded that the controller is a separate unit of accounting.

Based on the above considerations and in accordance with the multiple-element arrangement accounting guidance under ASC 605-25-25-5, the Company has allocated and deferred a portion of the arrangement consideration to the controller using the relative selling price method and the related revenue will be recognized in the future period when the controller is shipped to the customer.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Registration Statement.

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Note 9. Equity Incentive Plans, page F-20

Repurchase of common Stock in Connection with tender Offers, page F-23

22.	For the November 2013 and July 2014 approved tender offers please explain how you evaluated the guidance in ASC 505-30-30 in measuring and allocating the repurchase price to other elements of the repurchased common stock.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-25 to clarify that for the total consideration paid related to the tender offers, the amount accounted for as the cost of treasury shares, that is the fair value of the Company’s common stock as determined by the Company’s Board of Directors at the time of repurchase net of exercise proceeds, was recorded entirely to accumulated deficit in accordance with ASC 505-30-30-8, while the price paid in excess of the amount accounted for as the cost of treasury shares was recorded as stock-based compensation expense because this excess amount represented additional compensation paid to the Company’s employees.

Please contact me at (650) 843-5016 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Mark P. Tanoury

Mark P. Tanoury

cc:	Scott Dietzen, Pure Storage, Inc.

Joseph FitzGerald, Pure Storage, Inc.

Todd Wheeler, Pure Storage, Inc.

John T. McKenna, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

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